SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Man Diversified Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1345 Avenue of the Americas, 21st Floor

New York, New York 10105

Telephone Number (including area code): (212) 649-6600

Name and address of agent for service of process:

Lisa Muñoz

c/o Man Investments Inc.

1345 Avenue of the Americas, 21st Floor

New York, New York 10105

With copies of Notices and Communications to:

Rajib Chanda, Esq.

Anne Choe, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Jonathan H. Gaines, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 20th day of June 2025.

MAN DIVERSIFIED INCOME FUND

By:	/s/ Lisa Muñoz
Name:	Lisa Muñoz
Title:	Initial Trustee

Attest:	/s/ Mark Dignard
Name:	Mark Dignard
Title:	Compliance Officer, Numeric Investors LLC